FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Apr 15, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Apr 15, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

SUMMARY OF THE MINUTES OF MEETING NO. 082 HELD BY THE BOARD OF DIRECTORS OF SADIA S.A. ON MARCH 29, 2005

On March twenty-ninth of the year two thousand and five, in its premises located at Rua Fortunato Ferraz No. 365 – 2nd floor, in Sao Paulo, SP, the members of the Board of Directors of Sadia S.A. met, under the presidency of Mr. Romano Ancelmo Fontana Filho, and, after verifying compliance with the provisions of the first paragraph of Article 16 of the Articles of Organization, the works were initiated to review the following issues:

2. INCREASE OF SOCIAL CAPITAL:
For the purpose of submitting to the shareholders' review at an Extraordinary Shareholders’ General Meeting to be held, the following PROPOSAL was prepared by the BOARD OF DIRECTORS: Gentlemen Shareholders – In view of the existence of capitalizable reserves, as stated on the Balance Sheet closed December 31, 2004, the Board, pursuant to item “b” of sub-item VII of Article 17 of the Articles of Organization, proposes an increase of the capital stock from the present R$ 1,000,000,000 (one billion reais), to R$ 1,500,000,000 (one billion, five hundred million reais), with an increase of R$ 500,000,000 (five hundred million reais), by using the following reserves: a portion, in the amount of R$ 33,255,000 (thirty-three million, two-hundred fifty-five thousand reais), from the balance of the Statutory Reserve, a portion, in the amount of R$ 42,756,000 (forty two million, seven hundred fifty-six thousand reais), from the balance of the R&D Account; a portion, in the amount of R$ 399,056,567.13 (three hundred ninety-nine million, fifty-six thousand, five hundred sixty- seven reais and thirteen centavos), from the balance of the Reserves for Expansion Account; and a portion, in the amount of R$ 24,932,432.87 (twenty- four million, nine hundred thirty-two thousand, four hundred thirty two reais and eighty-seven centavos), from the total accrued profits account, with the balance of each one of those accounts remaining under their respective titles for future use. The Board also proposes that this capital increase be made without issuing new shares, exercising the option contained in paragraph 1 of Art. 169 of Law 6,404/76, so that the total number of shares composing the capital stock remains unchanged. Should the proposed increase be approved, Article 5 of the Company’s Bylaws would be amended as follows below.

3. AMENDMENT TO THE COMPANY’S BYLAWS
Also for the shareholders' review in an Extraordinary General Meeting to be held, the Board members approved the following PROPOSAL BY THE BOARD OF DIRECTORS: Gentlemen Shareholders - In view of the need to make modifications to some of the provisions of the Company’s Bylaws to adapt them to the terms of U.S. Federal Law No. 107-204 (Sarbanes-Oxley Act of 2002), and other improvements aiming at good corporate governance, the Board, in accordance with item "a" of sub-item VII of Article 17 of the Company’s Bylaws, proposes the following amendments: 1 - In Article 5: updating of the amount of Capital Stock to R$1,500,000,000; 2 - In Article 17, item VIII: adaptation of the Board of Directors’ powers regarding: item "a" - approval of donations; and, item "d" - intellectual property licensing; 3 - In Chapter V (future Section II and Articles 19 and 20): creation of the Statutory Audit Committee as a permanent body under the Bylaws; 4 - In Article 19 (future 21): alteration of the maximum number of members of the Executive Management from 20 to 25 members; 5 - In Article 21 (future 23): adaptation of the Executive Board’s powers regarding: item "f" - authorizations involving intellectual property; and, introduction of new item (future "h") - approval of donations; 6 - In Article 35 (future 37): alteration of the Fiscal Council to operate on a permanent basis; 6 - Renumbering of all the other provisions of the Bylaws by force of the present amendments; 7 - Consolidation of the Company’s Bylaws considering the amendments now proposed. Should this proposal be approved, the amended provisions of the Bylaws will enter in effect pursuant the terms below, emphasizing that, to facilitate their identification, proposed changes have been underlined and put in bold, as follows:

CHAPTER II CAPITAL STOCK

SECTION I SUBSCRIBED CAPITAL

ARTICLE 5
The Capital Stock is R$ 1,500,000,000 (one billion, five hundred million reais), totally paid in, divided into 683,000,000 (six hundred eighty-three million) shares without par value, with 257,000,000 (two hundred fifty-seven million) common shares and 426,000,000 (four hundred twenty-six million) preferred shares, the latter without voting rights.

CHAPTER V ADMINISTRATION SECTION I

ARTICLE 17
It is the responsibility of the Board of Directors:
VIII.	To authorize the Executive Board:

a)
To waive Company rights, except when related to regular social businesses and donations aiming at the support of social, philanthropic and similar projects and programs, in accordance with, in those cases, the limit established in the Annual Operational Plan, as provided, respectively, in items “g” and “h” of Article 23 of these Articles of Organization;

b)	and c) unchanged

d)
To assign, by contract, for purpose of commercial exploration, with defined duration, extendable or not, the use of the brand name "SADIA", its logos, emblems, symbols and any distinctive signs that identify the Company, as well as other brands, “know-how”, intellectual creations and patents that are or become their property, except in the case that their use in relation to products that, despite being manufactured by third parties, are destined for exclusive marketing by the Company, in accordance with Article 23, item "f" of these Company’s Bylaws and

e)	unchanged.

SECTION II

AUDIT COMMITTEE

ARTICLE 19

The Audit Committee is a permanent technical body assisting the Board of Directors, comprising 3 (three) to 5 (five) members of the Board, chosen by it for a unified annual mandate, being 3 (three) of them obligatorily independent, in the form defined in the Bylaws. Among the independent members, at least 1 (one) should have proven experience and knowledge in finances and controls, including understanding of international accounting procedures.

Paragraph 1 – The Audit Committee will have a Coordinator among its members, chosen by the Board of Directors in the same meeting of its installation.

Paragraph 2 – The Audit Committee Bylaws will provide for the form of summons, frequency of meetings and other formalities regarding participation of guests and deliberations by the body.

Paragraph 3 – Non-independent members of the Audit Committee will not be entitled to vote in the collegiate deliberations of this body.

ARTICLE 20

It is the responsibility of the Audit Committee, without prejudice to its powers as set forth in greater detail in the Internal Regulations for this body:

I.	To monitor the effectiveness of the processes related to the preparation of the Company’s annual and periodic financial reports;

II.	To verify the maintenance of effective accounting and internal control systems, ensuring their permanent monitoring;

III.	To monitor the risk management systems of the Company’s internal controls environment;

IV.	To analyze in advance the reports to be sent to the CVM (Brazilian Securities Commission) and the SEC (US Securities and Exchange Commission);

V.	To select and recommend the hiring of outside auditors, accompanied by the respective work and compensation proposals, for approval by the Board of Directors;

VI.	To previously approve the contracting by the Company of all remaining services rendered by outside auditors, especially consultancy, in accordance with applicable legislation;

VII.
To establish procedures for ascertainment and forwarding of actions regarding misconduct as well as regarding the procedures for reception, processing and response to accusations relative to accounting practices, internal controls for emission of financial and internal audit reports;

VIII.	To analyze, before submission to the Board of Directors, the transactions with Related Parties dealt with in the legislation in force;

IX.
To propose to the Chairman, at the occasion of the preparation of the operational plan, the budget required to be reflected in the annual budget of the Board for the exercise of the functions of the Audit Committee; and

X.	To supervise the works and formally evaluate the performance of the internal audits within the Company.

SECTION III
EXECUTIVE BOARD

ARTICLE 21

The Executive Board will be comprised of, at least, 7 (seven) and, at most, 25 (twenty-five) members, whether shareholders or not, with one being the Chief Executive Officer, and the remainder, Executive Officers, all chosen by the Board of Directors, that will assign titles and will establish their respective powers at the time of their election.

ARTICLE 23

Respecting the Board of Directors’ powers, it shall be the responsibility of the Executive Board:

a);	b); c); d); e) unchanged

f)
To approve the temporary assignment of brand names, patents and intellectual proprietary Company creations, provided that: (i) the approval is bound to the manufacturing, by third parties, of products to be marketed exclusively by the Company; or (ii) a permit for the use of brands and intellectual creations is given solely for ends of publicity, and not for the purpose of commercial exploration;

g)	unchanged

h)	To approve donations designed to support social, philanthropic and similar projects and programs, in accordance with the limit established in the Annual Operational Plan;

i);	j); l); m) unchanged, but renumbered

CHAPTER VI
FISCAL COUNCIL

ARTICLE 37

The Fiscal Council, with the powers provided at law, shall be a permanent body comprised of at least 3 (three), and at most 5 (five), permanent members and an equal number of alternates, whether shareholders or not, with annual terms of office, elected by the General Meeting.

Sole Paragraph -	The permanent members of the Fiscal Council will receive monthly compensation as established by the General Meeting that elected them, in accordance with the legal minimum.

This is what the Board had to propose and hopes to be approved by you, the shareholders.

4. INCORPORATION OF “SÓ FRANGO PRODUTOS ALIMENTÍCIOS LTDA” – PROTOCOL:

After reviewing the studies regarding incorporation by the Company of the controlled company Só Frango Produtos Alimentícios Ltda., the Board of Directors, in view of the operational and corporate benefits, approved the incorporation as well as the text of the Protocol to be signed between the parties, as follows: PROTOCOL AND JUSTIFICATION OF INCORPORATION – SADIA S.A., established at Rua Senador Attilio Fontana No. 86, Centro, in Concórdia, SC, enrolled as corporate federal taxpayer with CNPJ/MF under No. 20.730.099/0001-94, as APPLICANT INCORPORATOR, hereinafter referred to as INCORPORATOR, represented in this act by its CEO, Mr. Walter Fontana Filho, a Brazilian citizen, married, economist, bearer of the ID card No. 4.250.008-SSP/SP and enrolled as individual federal taxpayer with CPF/MF under No. 947.648.408-04, resident and domiciled in Sao Paulo, SP, with business address at Rua Fortunato Ferraz No. 529, Vila Anastácio, CEP 05093-900, Sao Paulo, SP, and SÓ FRANGO PRODUTOS ALIMENTÍCIOS LTDA., established in the Isolated Area Guariroba, Lote 04, Blocos “A” to “N”, Samambaia, Federal District, CEP 71.200-045, registered at JCDF - Registry of Commerce of the Federal District under No. 532.0070254-1, by order of June 23, 1994 and enrolled as corporate federal taxpayer with CNPJ/MF under No. 72.596.992/0001-72, represented in this act by its Executive Officer, Mr. Luiz Gonzaga Murat Júnior, a Brazilian citizen, married, business administrator, bearer of the ID card RG No. 4.405.028-SSP/SP and enrolled as individual federal taxpayer with CPF/MF under No. 873.928.018-72, resident and domiciled in Sao Paulo, SP, with business address at Rua Fortunato Ferraz No. 529, Vila Anastácio, Sao Paulo, SP, CONSIDERING that: a) the INCORPORATOR is the controlling shareholder of the INCORPORATED, with indirect interest above 99.99% (ninety-nine point ninety-nine percent) of the quotas of its capital stock; b) the INCORPORATOR maintains uniform administrative and operational standards with the INCORPORATED; c) the studies performed in relation to the convenience of the incorporation were conclusive as to its convenience, indicating as final result of the operation, a relevant economy of scale, whether entailed by the immediate reduction of expenses through standardization and rationalization of administrative and operational activities, or whether derived from reflexes of financial and fiscal nature; d) being thus convenient for both companies to proceed with the incorporation, they DECIDE, in common agreement, and in accordance with what is provided in Article 224 of Law No. 6,404/76, to enter the following PROTOCOL, in the following terms that will rule the incorporation: 1 – At the occasion of the formal act of incorporation, planned to be performed on April 29, 2005, the INCORPORATOR will be invested in the condition of direct holder of 99.99% (ninety-nine point ninety-nine percent) of the quotas representative of the capital stock of the INCORPORATED. As already adjusted with all remaining partners, the latter will assign and transfer to the INCORPORATOR, at the act of incorporation, the total amount of their interests, in a total of less than 0.01% (one hundredth of one percent), in order that the INCORPORATOR will hold 100% (one hundred percent) of the quotas of the Capital Stock of the INCORPORATED. The total amount of quotas then belonging to the INCORPORATOR will be cancelled. Under these conditions, the incorporation will be effected by integration of the assets held by the INCORPORATED to the INCORPORATOR. Therefore, the incorporation will be performed WITHOUT A CAPITAL INCREASE BY THE INCORPORATOR, dispensing, therefore, with the establishment of the ratio of replacement of capital quotas of the Capital Stock of the INCORPORATED for shares of the Capital of the INCORPORATOR; 2 – The net worth of the INCORPORATED will be appraised by 03 (three) experts or a specialized company, adopting book values as the evaluation criteria. The appraisal will be performed based on the Special Balance Sheet to be prepared March 31, 2005. The changes to the equity of the INCORPORATED from April 1, 2005 to the date of effective incorporation (April 29, 2005) will be assumed and - as such – booked by the INCORPORATOR; 3 – As all activities contained in the stated corporate purpose of the INCORPORATED are also exercised by the INCORPORATOR, no change will occur to its stated corporate purpose as a result of the incorporation; 4 – With the extinction of the INCORPORATED, all its premises (main headquarters and branch locations) will be extinguished at the act of incorporation, with the INCORPORATOR to proceed opening of new branch offices where deemed necessary, at the same venues of the extinct premises.

5. APPOINTMENT OF THE COMPANY FOR APPRAISAL OF THE NET WORTH:

To expediate the procedures required for incorporation of the controlled company SÓ FRANGO PRODUTOS ALIMENTÍCIOS LTDA, in order to have at hand, at the time of the Extraordinary General Meeting to be held, the opinion for appraisal of the net worth of said controlled company, the Board, after consultation and approval, appointed the company DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES, enrolled as federal taxpayers with CNPJ/MF under No. 49.928.567/0001-11 and enrolled with CRC/SP under No. 2SPO11.609, established at Chácara Santo Antonio, Rua José Guerra, No. 127, in Sao Paulo, SP, CEP 04719-030, under the technical responsibility of its Executive Officer, Mr. Edimar Facco, a Brazilian citizen, married, accountant, bearer of ID card RG No. 11.463.176 SSP/SP and CIC No. 012.937.208-01, enrolled at CRC/RJ under No. 1SP138635/0-2, with office at the address mentioned on the back, for preparation of the appraisal opinion of the net worth of the company to be incorporated.

The meeting was closed and the present minutes were prepared and signed by all Board Members present.

Sao Paulo, SP, March 29, 2005

Signed:) Romano Ancelmo Fontana Filho (President), Osório Henrique Furlan (Vice-President), Alcides Lopes Tápias, Everaldo Nigro dos Santos, Francisco Silvério Morales Cespede, Marise Pereira Fontana Cipriani, Norberto Fatio, Roberto Faldini, Sérgio Fontana dos Reis, Vicente Falconi Campos and Walter Fontana Filho.

I certify that this is a truthful copy of the minutes of meeting No. 082, transcribed from pgs. 009, 010, 011, 012, 013, 014, 015, 016, 017 and 018 of book No. 03 of the Minutes of Meetings of the Board of Directors of Sadia S.A.

José Nestor Conceição Hopf Secretary